FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 01, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for March 01, 2006 and incorporated by reference herein is the Registrant’s immediate report dated March 01, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: March 01, 2006

BluePhoenix Announces Completion of IMS DB to Relational Database Application
Migration Project for Prominent Swiss Bank

First Project Completed in Partnership with Ness Technologies

HERZLIA, Israel – March 1, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced the completion of an IMS DB to DB2 application migration project for a Swiss bank in partnership with Ness Technologies (NASDAQ: NSTC), a global provider of end-to-end IT services and solutions. The BluePhoenixTM DBMSMigrator for IMS tool was used to perform the database and application migration.

“Consolidating and migrating to a new relational database will not only give the organization greater flexibility, but will significantly reduce costs involved in maintaining dual production environments, especially as the migration concerns a complete and fully integrated banking system for a prominent Swiss bank,” said Bernard Ferber, Managing Director of Ness Switzerland.

IMS (Information Management System) is a hierarchical database and information management system created by IBM in 1966. Today, the majority of the top worldwide companies still use IMS to run their daily operations. DL/I (Data Language/I) is the hierarchical database management system for VSE (Virtual System Environment), an older IBM operating system designed for smaller mainframes.

“Companies in the financial services industry are branching out, offering new services, modernizing processes, and seeking to deliver ever-better customer service in order to stay competitive,” said Shai Onn, executive vice president of business development, at Ness Technologies. “However, in order to be able to do this they must first modernize their large, aging IT infrastructures. Together with BluePhoenix, we are now able to offer these organizations a comprehensive and efficient way to modernize.”

This application migration project represents the first joint assignment between BluePhoenix and Ness Technologies. The BluePhoenixTM DBMSMigrator for IMS tool was used to perform the migration from IMS to DB2 offering the organization a secured and largely automated execution of the project while allowing the organization to continue the application development and maintenance during the entire project. The automated tool and BluePhoenix superior service methodologies once again have proven successful.

The DBMSMigrator for IMS tool migrates COBOL or PL/I applications from hierarchical legacy database systems such as IMS DB or DL/I file systems to modern relational databases such as DB2, Oracle, or SQL Server. The newly created relational system is more efficient and can be more easily enhanced to meet new business needs.

“This project marks the beginning of a successful collaboration between Ness Technologies and BluePhoenix,” said Hanan Stempler, vice president of sales at BluePhoenix. “We hope to continue our cooperation, allowing both companies to leverage existing capabilities while extending their reach to unexplored markets.”

In 2004, BluePhoenix announced plans to provide customers with the industry’s most complete portfolio of high-efficiency conversion tools for legacy databases and applications migration. BluePhoenixTM DBMSMigrator for IMS provides an end-to-end solution converting IMS segment structures and navigation links to relational database entities (tables, columns, and indices). For a mainframe target, both COBOL and PL/I source are supported. If the target platform is something other than an IBM mainframe (Unix, Linux, Windows, .NET), COBOL code can be converted to Micro Focus COBOL or Fujitsu NetCOBOL (Windows only). JCL is converted to support the new relational database. If the target platform is non-mainframe, scripts (KShell or VB.NET) are created to replace the JCL.

About Ness Technologies
Ness Technologies (NASDAQ: NSTC) is a global provider of end-to-end IT services and solutions designed to help clients improve competitiveness and efficiency. Specializing in outsourcing and offshore, systems integration and application development, software and consulting, and quality assurance and training, Ness serves a blue-chip client base of over 500 public- and private-sector customers. With over 5,900 employees, Ness maintains operations in 16 countries across North America, Europe and Asia, and more than 100 alliances and partnerships around the world. For more information about Ness, visit www.ness.com.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Presentment, Migration, Remediation, and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:
Tsipora Cohen
VP Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com